[redacted]

13014662

..ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66049 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquid Prime Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 39th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Reeb — (212) 376-7800 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154-0102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/12/13

## OATH OR AFFIRMATION

I, Andrew Reeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquid Prime Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JENA M. ALIG
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
September 2, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Liquid Prime Services, Inc.:

We have audited the accompanying financial statements of Liquid Prime Services, Inc. (a wholly-owned subsidiary of Liquid Holdings Group, LLC), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Liquid Prime Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 27, 2013

**LIQUID PRIME SERVICES, INC.**
(a wholly-owned subsidiary of Liquid Holdings Group, LLC)

Statement of Financial Condition

December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 30,838 |
| Receivables from brokers and dealers | | 1,028,197 |
| Due from Parent | | 400,000 |
| Security deposit | | 150,000 |
| Property and equipment, net | | 252,929 |
| Total assets | $ | 1,861,964 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Payables to brokers and dealers | $ | 31,487 |
| Accounts payable and accrued expenses | | 192,452 |
| Due to related party | | 16,019 |
| Deferred rent | | 19,511 |
| Total liabilities | | 259,469 |
| Stockholder's equity: | | |
| Common stock, $1 par value; Authorized, issued and outstanding 100 shares | | 100 |
| Paid-in capital | | 2,716,062 |
| Accumulated deficit | | (1,113,667) |
| Total stockholder's equity | | 1,602,495 |
| Total liabilities and stockholder's equity | $ | 1,861,964 |

See accompanying notes to financial statements.

**LIQUID PRIME SERVICES, INC.**
(a wholly-owned subsidiary of Liquid Holdings Group, LLC)

Statement of Operations

Year ended December 31, 2012

| | | |
|---|---|---|
| Revenues: | | |
| Principal transactions | $ | 1,010,764 |
| Commissions | | 69,164 |
| Interest | | 384 |
| Total revenues | | 1,080,312 |
| Operating expenses: | | |
| Commissions | | 717,312 |
| Computer and technology expenses | | 447,788 |
| Salaries and wages | | 375,143 |
| Occupancy | | 192,060 |
| Professional fees | | 145,479 |
| Telephone | | 110,333 |
| Depreciation | | 42,607 |
| Other | | 65,283 |
| Total operating expenses | | 2,096,005 |
| Loss from operations before taxes | | (1,015,693) |
| Income tax benefit | | — |
| Net loss | $ | (1,015,693) |

See accompanying notes to financial statements.

**LIQUID PRIME SERVICES, INC.**
(a wholly-owned subsidiary of Liquid Holdings Group, LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

| | | Common stock | Paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|---|
| Stockholder's equity – January 1, 2012 | $ | 100 | 412,162 | (97,974) | 314,288 |
| Capital contributions | | — | 2,303,900 | — | 2,303,900 |
| Net loss | | — | — | (1,015,693) | (1,015,693) |
| Stockholder's equity at December 31, 2012 | $ | 100 | 2,716,062 | (1,113,667) | 1,602,495 |

See accompanying notes to financial statements.

**LIQUID PRIME SERVICES, INC.**
(a wholly-owned subsidiary of Liquid Holdings Group, LLC)

Statement of Cash Flows

Year ended December 31, 2012

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (1,015,693) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 42,607 |
| Changes in operating assets and liabilities: | | |
| Due from Parent | | (400,000) |
| Receivables from brokers and dealers | | (1,028,197) |
| Security deposit | | (150,000) |
| Deferred rent | | 19,511 |
| Payables to brokers and dealers | | 31,487 |
| Accounts payable and accrued expenses | | 191,953 |
| Net cash used in operating activities | | (2,308,332) |
| Cash flows from investing activities: | | |
| Purchase of fixed assets | | (295,537) |
| Net cash used in investing activities | | (295,537) |
| Cash flows from financing activities: | | |
| Capital contributions | | 2,303,900 |
| Advance from related party | | 16,019 |
| Net cash provided by financing activities | | 2,319,919 |
| Net decrease in cash | | (283,950) |
| Cash – beginning of the year | | 314,788 |
| Cash – end of the year | $ | 30,838 |
| Supplemental disclosures of cash flow information: | | |
| Income taxes paid | $ | — |
| Interest paid | $ | — |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) Organization, Nature of Operations, and Basis of Presentation*

Liquid Prime Services, Inc. (the "Company") was formerly known as Taconic Capital Group, Inc. ("Taconic") and changed its name to Liquid Prime Services, Inc. on November 17, 2011. Taconic was formed on May 16, 2003 as a New York Corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds no customer funds or securities and clears and settles all its securities transactions to clearing broker-dealers on a fully-disclosed basis.

The Company was previously 100% owned by one individual, Brian Ferdinand. Pursuant to a Contribution Agreement dated April 24, 2012 between Liquid Holdings Group, LLC ("LHG", or the "Parent") and Ferdinand, Ferdinand contributed all of his membership interests in the Company, to LHG on October 5, 2012, the date regulatory approval by FINRA for the transfer was obtained.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Current market conditions increase the risks and complexities of the judgments in these estimates.

### *(c) Premises and Equipment*

Furniture, fixtures and equipment are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are carried at cost and are depreciated over the remaining term of the lease.

### *(d) Revenue Recognition*

The Company derives revenue from (1) the mark-up generated by Brokers executing fixed income and equity transactions on a riskless principal basis, and (2) commissions generated by brokers executing equity trades on behalf of clients, which are settled with the client's clearing firm.

Transactions in securities and commissions are recorded on a trade date basis.

### *(e) Income Taxes*

The Company uses the asset and liability method of accounting for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes* ("ASC Topic 740"). Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information, including the technical merits of those positions, available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

## (2) Receivables from and Payables to Broker and Dealers

The Company clears its transactions through another broker dealer on a fully disclosed basis. Receivables from and payables to brokers and dealers consist of the following at December 31, 2012:

| | | Receivables | Payables |
|---|---|---|---|
| Brokers and dealers | $ | 278,093 | 31,487 |
| Deposit with clearing brokers | | 750,104 | — |
| Total | $ | 1,028,197 | 31,487 |

## (3) Premises and Equipment

The following is a summary of premises and equipment at December 31, 2012:

| | | |
|---|---|---|
| Computer equipment | $ | 225,009 |
| Leasehold improvements | | 70,528 |
| Less accumulated depreciation and amortization | | (42,607) |
| Total | $ | 252,930 |

Depreciation expense for the year ended December 31, 2012 totaled $42,607.

## (4) Commitments and Contingencies

The Company has entered into an office space lease, which expires September 30, 2018. The Company has also entered into a rent sharing agreement with a related party for a portion of that rent for approximately $13,000 per month. Rent expense, net of the amount of approximately $94,000 received from the related party, for the period ended December 31, 2012 totaled $192,060 and is recorded in occupancy expense in the accompanying statement of operations.

The Company recognizes rent expense for escalation clauses, rent holidays, leasehold improvement incentives and other concessions using the straight-line method over the minimum lease term.

The Company is the only obligor on the rent agreement. Minimum future rental commitments under noncancelable operating leases, before rent sharing payments from the related party, are:

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2013 | $ | 318,266 |
| 2014 | | 328,126 |
| 2015 | | 336,329 |
| 2016 | | 344,738 |
| 2017 | | 353,356 |
| 2018 | | 271,087 |
| Total | $ | 1,951,902 |

The Company may periodically be involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes that are not predictable. The Company currently has no outstanding litigation.

## (5) Certain Relationships and Related Party Transactions

The Company has entered into a rent sharing agreement with an affiliated entity. The affiliated company pays a monthly amount to the Company for their allocable portion of the rent. There were no amounts receivable under this agreement at December 31, 2012. See note 4.

The Company uses computer technology provided by its Parent. The Company paid $247,860 to the Parent during the year ended December 31, 2012 which is included in computer and technology expenses in the accompanying statement of operations. There were no amounts due to the Parent at December 31, 2012 for this computer technology.

During the year ended December 31, 2012, an entity controlled by Brian Ferdinand paid certain operating expenses on behalf of the Company. At December 31, 2012, the unreimbursed total of these payments totaled $16,019 and is included in due to related party in the accompanying statement of financial condition.

During the year, the Company paid certain expenses on behalf of the Parent. At December 31, 2012, the unreimbursed total of these expenses paid on behalf of the Parent totaled $400,000 and is included in due from Parent in the accompanying statement of financial condition.

## (6) Income Taxes

The Company is treated as an "S-Corporation" for federal and state and local income tax purposes. Accordingly, no provision has been made for federal and state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the Parent, whose members are responsible for any income taxes. The Company is however, subject to New York City General Corporation Tax.

As of December 31, 2012, the Company had $95,562 of deferred tax assets related to operating losses. The Company analyzed the recoverability of recorded deferred tax assets based on the four sources of taxable income and concluded that the full amount of the deferred tax assets will not be realized in the foreseeable future and hence, a valuation allowance has been established in the full amount. The change in the valuation allowance is $88,093.

The significant components of income taxes attributable to continuing operations is a deferred state and local deferred tax benefit of $88,093, offset by a full valuation allowance.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes in the current year.

The Company adopted ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*. Management believes there are no uncertain tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

| | |
|---|---|
| U.S. Federal | 2009 |
| New York State | 2009 |
| New York City | 2009 |

The Company's policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest for the year ended December 31, 2012. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

## (7) Off Balance Sheet Risk and Concentration of Credit Risk

The Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its customers. The clearing and depository operations for the

Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits, which was $250,000 at December 31, 2012.

## (8) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2012, the Company had net capital of $798,941, which exceeded the Company's net capital requirement of $100,000 by $698,941. The Company's percentage of aggregate indebtedness to net capital was 32% at December 31, 2012. Dividends or withdrawals of capital cannot be made if capital is required to comply with regulatory minimum capital requirements.

## (9) Subsequent Events

In accordance with ASC Topic 855, the Company has evaluated subsequent events through February 27, 2013, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

**Schedule I**

# LIQUID PRIME SERVICES, INC.

(a wholly-owned subsidiary of Liquid Holdings Group, LLC)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

| | | |
|---|---|---|
| Stockholder's equity | $ | 1,602,495 |
| Deductions for nonallowable assets: | | |
| Due from Parent | | 400,000 |
| Property, equipment and leasehold improvements, net | | 252,929 |
| Prepaid expenses | | 150,000 |
| Accounts receivable | | 625 |
| Total nonallowable assets | | 803,554 |
| Net capital | $ | 798,941 |
| Computation of basic net capital requirement: | | |
| Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $259,469 or $100,000, whichever is greater | $ | 17,307 |
| Statutory minimum dollar net capital requirement | $ | 100,000 |
| Net capital requirement (greater of the minimum calculation or the statutory amount) | $ | 100,000 |
| Excess net capital | $ | 698,941 |
| Excess net capital at net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required | $ | 678,941 |
| Computation of aggregate indebtedness: | | |
| Accounts payable, accrued expenses and deferred rent | $ | 259,469 |
| Percentage of aggregate indebtedness to net capital | | 32% |

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2012, filed by the Company on Form X17-A-5, Part IIA.

See accompanying report of independent registered public accounting firm.

**Schedule II**

**LIQUID PRIME SERVICES, INC.**
(a wholly-owned subsidiary of Liquid Holdings Group, LLC)

Computation for Determination of
Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2012

The Company is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from the requirements of this rule as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See accompanying report of independent registered public accounting firm.

**Schedule III**

**LIQUID PRIME SERVICES, INC.**
(a wholly-owned subsidiary of Liquid Holdings Group, LLC)

Information Relating to Possession or
Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2012

The Company is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from the requirements of this rule as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See accompanying report of independent registered public accounting firm.

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5**

The Board of Directors
Liquid Prime Services, Inc.:

In planning and performing our audit of the financial statements of Liquid Prime Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013